SEC 17009501

SEC Mail Processing Section
MAR 03 2017
Washington DC
414

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 66335

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LIBERTY PARTNERS FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Queensborough Blvd, Suite 200
Mt. Pleasant, SC 29464

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo, LLC
(Name - *if individual, state last, first, middle name*)

200 E Broad St, Suite 500	**Greenville**	**SC**	**29601**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Cassandra Woodward**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Liberty Partners Financial Services, LLC** as of **DECEMBER 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

A. HINOJOSA
Notary Public - California
Kern County
Commission # 2167902
My Comm. Expires Oct 14, 2020

Signature

Financial Principal
Title

A. Hinojosa
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

elliott davis
decosimo

Report of Independent Registered Public Accounting Firm

To the Member
Liberty Partners Financial Services, LLC
Mount Pleasant, South Carolina

We have audited the accompanying statement of financial condition of Liberty Partners Financial Services, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Partners Financial Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation with Company's Computation of Net Capital Included in Part IIA of Unaudited Form X-17A-5 (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, LLC

Greenville, South Carolina
March 1, 2017

elliott davis decosimo

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Member
Liberty Partners Financial Services, LLC
Mount Pleasant, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the SIPC) for the year ended December 31, 2016, solely to assist you and other specified parties in evaluating the Liberty Partners Financial Services, LLC's (the "Company") compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a difference of $262.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis Decosimo, LLC

Greenville, South Carolina
March 1, 2017

elliott davis
decosimo

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Member
Liberty Partners Financial Services, LLC
Mount Pleasant, South Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Liberty Partners Financial Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(ii) (the "exemption provisions") and *(b)* Liberty Partners Financial Services, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Partners Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Elliott Davis Decosimo, LLC

Greenville, South Carolina
March 1, 2017

LIBERTY PARTNERS FINANCIAL SERVICES,LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

Assets		
Cash	$	168,525
Deposits with clearing organizations		50,000
Broker receivable		131,826
Commission receivable		126,025
Property and equipment		
net of accumulated depreciation of $45,259 (Note 3)		8,073
Other assets		20,982
	$	505,431
Liabilities and member's equity		
Liabilities:		
Commission payable	$	256,059
Other liabilities		11,763
Total liabilities		267,822
Member's equity		237,609
Total liabilities and member's equity	$	505,431

The accompanying notes are an integral part of these financial statements.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2016

Revenues:	
Commissions	$ 4,683,330
Interest income	49,073
Other income	73,888
Total Revenues	4,806,291
Expenses:	
Clearing charges	90,626
Commissions	3,181,668
Depreciation	4,892
Employee compensation and benefits	600,483
Occupancy	210,051
Professional fees	133,539
Oprerating expenses	346,638
Total expenses	4,567,897
Net Income	$ 238,394

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2016

Cash flows from operating activities	
Net income	$ 238,394
Adjustments to reconcile net income to	
Depreciation	4,892
(Increase) decrease in assets:	
Broker receivable	(6,839)
Commission receivable	(33,253)
Other assets	14,928
Increase (decrease) in liabilities:	
Other liabilities	(6,154)
Commission payable	35,449
Net cash provided by operating activities	247,417
Cash flows from investing activities	
Purchase of fixed assets	(921)
Net cash used in investing activities	(921)
Cash flows from financing activities:	
Member distributions	(276,000)
Net cash used in financing activities	(276,000)
Net decrease in cash and cash equivalnets	(29,504)
Cash and cash equivalents, beginning of year	198,029
Cash and cash equivalents, end of year	$ 168,525
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2016

Member's equity - January 1, 2016	$	275,215
Member distributions		(276,000)
Net income		238,394
Member's equity - December 31, 2016	$	237,609

The accompanying notes are an integral part of these financial statements.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF UNAUDITED FORM X-17A-5

December 31, 2016

	Net Capital Computation (Unaudited)	Net Capital Computation (Schedule 1)	Change
Net capital			
Total member equity	$ 237,609	$ 237,609	$ -
Non-allowable assets, deductions and/or charges			
Commissions receivable	42,461	42,461	-
Fixed assets	8,073	8,073	-
Other assets	12,274	20,982	8,708
Total non-allowable assets, decutions and/or charges	62,808	71,516	8,708
Net capital before haircut on securities	174,801	166,093	(8,708)
Haircuts			-
Net capital under SEC Rule 15c3-1	$ 174,801	$ 166,093	$ (8,708)
Aggregate indebtedness			
Accounts payable, accrued expenses and other liabilites	$ 259,114	$ 267,822	$ 8,708
Total aggregate indebtedness	$ 259,114	$ 267,822	$ 8,708
Computation of net capital requirement			
Minimum net capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 17,274	$ 17,861	$ 587
Net capital in excess of minimum requirement	$ 157,527	$ 148,232	$ (9,295)
Net capital less greater of 10% of minimum total indebtedness or 120% of minimum net capital requirement	$ 148,890	$ 139,301	$ (9,589)
Ratio of aggregate indebtedness to net capital	1.48 to 1	1.61 to 1	$ -

LIBERTY PARTNERS FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
Under SEC Rule 15c3-1

December 31, 2016

Net capital	
Total Member equity	$ 237,609
Non-allowable assets, deductions and/or charges	
Commissions receivable	42,461
Fixed Assets	8,073
Other assets	20,982
Total non-allowable assets, deductions and/or charges	71,516
Net capital under SEC Rule 15c3-1	$ 166,093
Aggregate indebtedness	
Accounts payable	$ 267,822
Total aggregate indebtedness	$ 267,822
Computation of net capital requirement	
Minimum net capital requirements (the greater of $5,000 or 6 2/3% of aggregated indebtedness)	$ 17,274
Net capital in excess of minimum requirement	$ 148,819
Net capital less greater of 10% of minimum total indebtedness or 120% of minimum net capital requirement	$ 139,301
Ratio of aggregate indebtedness to net capital	1.61 to 1

Note 1: GENERAL& SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Liberty Partners Financial Services, LLC, (the "Company"), (registered in AK, AL, AR, AZ, CA, CO, CT, DC, DE, FL, GA, HI, IA, ID, IL, IN, KS, KY, LA, MA, MD, ME, MI, MN, MO, MS, MT, NC, ND, NE, NH, NJ, NM, NV, NY, OH, OK, OR, PA, PR, RI, SC, SD, TN, TX, UT, VA, VT, WA, WI, WV, and WY) was formed in 2002 under the laws of California as a Limited Liability Corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in broker-dealer retailing corporate securities over the counter, selling corporate debt securities, mutual fund retailer, United States government securities broker, selling variable life insurance or annuities, options, municipals securities, and conduct securities business with retail clients. The Company does not hold customer funds or safeguard customer securities. The company went through an ownership change on April 13, 2016 via an asset sell.

Fair value of financial instruments:

The reported amounts of cash, receivables and liabilities approximate fair value due to the short-term maturity of these instruments.

The Company is organized as a limited liability company and the members are liable for their proportionate share of the Company's taxable income. Therefore, no provision for income taxes is reflected in these financial statements. The Company files a federal income tax return. Management has determined that the Company has no uncertain tax positions. The Company is no longer subject to tax examinations for years before 2013.

Trades are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment purchases over $500 individually are capitalized. Depreciation is calculated using straight line method aver a useful life of five (5) and seven (7) years depending on the type of asset. P & E is carried at cost.

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses i n such accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital Rule (Rule 15c3-l) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but as of December 31, 2016 the Company's net capital of $166,093 exceeded the minimum net capital requirement by $148,819 and, the Company's ratio of aggregate indebtedness of $267,926 to net capital was 1.61 to 1, which is less than 15:1 ceiling required.

Note 3: FIXED ASSETS

At December 31, 2016 fixed assets consist of the following:

Property & Equipment	$	53,332
Less: Accumulated depreciation		(45,259)
	$	8,073

Depreciation Expense the year ended for December 31, 2016 was $4,893.

Note 4: LEASE OBLIGATIONS

The Company leases office space in Bakersfield, California for a period of 60 months. Future minimum lease payment are as follows:

Year	Amount
2017	25,309

The Company also leases office space in West Palm Beach, Florida for a period of 38 months. Future minimum lease payments are as follows:

Year	Amount
2017	48,355

The Company also leases office space in Charleston SC from its parent company for a period of 60 months. Future Minimum lease payments are as follows:

Year	Amount
2017	39,786

Rent expense for year ended in December 31, 2016 was $210,051.

Assertions Regarding Exemption Provisions

We, as members of management of Liberty Partners Financial Services, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending December 31, 2016.

Liberty Partners Financial Services, LLC

By:

(Name and Title)

2|28|17
(Date)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******1888*********************MIXED AADC 220
66335 FINRA DEC
LIBERTY PARTNERS FINANCIAL SERVICES LLC
1100 QUEENSBOROUGH BLVD STE 200
MT PLEASANT SC 29464-3626

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Casie Woodward 661-434-0542

2. A.	General Assessment (item 2e from page 2)	$ 4503
B.	Less payment made with SIPC-6 filed (exclude interest) Aug. 25, 2016 (Date Paid)	(1932)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	2571
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2571

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☒
Total (must be same as F above) $ 2571

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LIBERTY PARTNERS FINANCIAL SERVICES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO and CFO
(Title)

Dated the 28th day of Feburary, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-16
and ending 12-31-16

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,806,291
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,848,962
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	90,625
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	50,206
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $15,449	
Enter the greater of line (i) or (ii)	15449
Total deductions	3,005,242
2d. SIPC Net Operating Revenues	$1801049
2e. General Assessment @ .0025	$4503.

(to page 1, line 2.A.)